

October 25, 2011

Via E-mail
Ofir Paz
Chief Executive Officer
InspireMD, Inc.
3 Menorat Hamaor St.
Tel Aviv, Israel 67448

> **Re: InspireMD, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 12, 2011**
> **File No. 333-174948**

Dear Mr. Paz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 5

1. We note your response to prior comment 2. Please tell us where you filed as an exhibit the agreement with your distributor in Israel to revoke its right to return purchases.

Pre-Clinical Trials, page 31

2. We note that the second paragraph of your response to prior comment 6 provides the specific intended meaning of the phrase "to be determined" as used in the charts on pages 31 and 32. Please revise to include this explanation in the prospectus.

Patents, page 40

3.   We note your response to prior comment 8. If material, please disclose that your patents were not granted pursuant to your original timetable and provide the reasons for, and consequences of, such delays.

Government Regulation, page 41

4.   We note your response to prior comment 9. Please reconcile your disclosure in the third paragraph of this section that you are not able to sell products in various countries, such as Poland, Spain and India, with disclosure elsewhere in your filing which appears to suggest that you are able to sell. For example, we note disclosure on page 42 regarding your major distributors in these countries. Also, reconcile your disclosure in the third, fourth and fifth paragraphs of this section regarding the status of your efforts to obtain regulatory approval. In this regard, we note disclosure on page 41 that you are seeking regulatory approval in Israel; however, you later disclose on page 41 that you received approval in Israel in September 2011.

Customers, page 42

5.   We note your response to prior comment 10. Please disclose the material terms of the agreements identified. For example, disclose the "certain sales minimums" mentioned in this section.

Summary Compensation Table, page 47

6.   Please disclose how you determined the option award in 2010 for Mr. Bar.

Certain Relationships and Related Party Transactions, page 59

7.   We note your response to the second sentence of prior comment 13. Please disclose the material terms of your agreement with Ms. Paz, such as the duration of the agreement. In addition, disclose the amount owed to Ms. Paz as of December 31, 2010 and as of the most recent practical date, and disclose the amount paid to Ms. Paz in 2009 and in 2011. Note that these amounts should be disclosed in U.S. dollars instead of New Israel Shekels.

8.   We note your response to the third sentence of prior comment 13. Please tell us the basis for your belief that the transaction in Note 9(f) pursuant to which you owed $156,000 to a related party is not required to be disclosed by Item 404 of Regulation S-K.

Ofir Paz
InspireMD, Inc.
October 25, 2011
Page 3

Consolidated Financial Statements

9.   Consideration should be given on an ongoing basis to the updating requirements of Rule 8-08 of Regulation S-X. As applicable, an updated accountant's consent should also be included with any amendment to the filing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Julie Sherman at (202) 551-3640 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via e-mail): Rick A. Werner, Esq.